Exhibit 99.1

Sundial Announces Closing of Initial Public Offering

CALGARY, August 6, 2019 /CNW/ - Sundial Growers Inc. (“Sundial” or the “Company”) (NASDAQ: SNDL) today announced the closing of its previously announced initial public offering (“IPO”) of 11,000,000 common shares at a price to the public of US$13.00 per share, for gross proceeds of US$143,000,000. In addition, the underwriters have been granted a 30-day over-allotment option to purchase up to 1,650,000 additional common shares.

The Company intends to use the net proceeds from the IPO, in combination with cash on hand, other anticipated sources of financing and expected cash flow from operations, to complete the construction, expansion and transition of its cultivation and processing facilities. The remainder of the net proceeds, if any, will be used for capital expenditures required to maintain the Company’s productive capacity on an ongoing basis, future acquisitions and general corporate purposes.

Cowen, BMO Capital Markets and RBC Capital Markets served as joint book-running managers for the IPO. Barclays and CIBC Capital Markets served as bookrunners and Scotiabank acted as co-manager for the IPO.

Copies of the U.S. prospectus may be obtained from the SEC’s website or from Cowen, c/o Broadridge Financial Services, 1155 Long Island Avenue, Edgewood, NY 11717, Attention: Prospectus Department, or by email to PostSaleManualRequests@broadridge.com or by telephone at 833-297-2926. Copies of the Canadian prospectus may be obtained from www.sedar.com or from BMO Capital Markets, Brampton Distribution Centre c/o The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 or by telephone at (905) 791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca or RBC Capital Markets, 180 Wellington Street West, 8th Floor, Toronto, ON M5J 0C2, Attention: Simon Yeung, or via telephone: (416) 842-5349, or via email at simon.yeung@rbc.com.

The offering has been made only by means of a prospectus.

A registration statement relating to these securities was declared effective by, the U.S. Securities and Exchange Commission. The shares were also offered in each of the provinces and territories of Canada, other than Quebec, by way of a supplemented PREP prospectus dated July 31, 2019 to the Company’s final base PREP prospectus dated July 30, 2017. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

No securities regulatory authority has either approved or disapproved of the contents of this press release.

About Sundial Growers Inc.

Sundial proudly crafts pioneering cannabis brands to Heal, Help and PlayTM:

•	Heal – cannabis products used as prescription medicine

•	Help – cannabis products that strive to promote overall health and wellness through cannabinol (CBD)

•	Play – cannabis products to enhance social, spiritual and recreational occasions

Sundial operates five facilities, including two facilities in Alberta and three in the United Kingdom, and is currently building a third Canadian facility in British Columbia.

SOURCE Sundial Growers Inc.

For further information: Media Contact: Sophie Pilon, Corporate Communications Manager, Sundial Growers Inc., T: 1.403.815.7340, E: spilon@sundialgrowers.com

This press release contains “forward-looking statements”, which may be identified by the use of words such as, “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe, “intend”, “plan”, “forecast”, “project”, “estimate”, “outlook” and other similar expressions, including statements in respect of the over-allotment option and the Company’s intended use of the net proceeds of the IPO. Forward-looking statements are not a guarantee of future performance and are based upon a number of estimates and assumptions of management in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, including assumptions in respect of current and future market conditions. Actual results, performance or achievement could differ materially from that expressed in, or implied by, any forward-looking statements in this press release, and, accordingly, you should not place undue reliance on any such forward-looking statements and they are not guarantees of future results. Forward-looking statements involve significant risks, assumptions, uncertainties and other factors that may cause actual future results or anticipated events to differ materially from those expressed or implied in any forward-looking statements, including that the eventual offering price in respect of the initial public offering may fall outside of the price range provided in the registration statement and the prospectus . Please see the heading “Risk Factors” in the registration statement and the prospectus for a discussion of the material risk factors that could cause actual results to differ materially from the forward-looking information. Sundial does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.